Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

August 28, 2017

Re:	Denim.LA, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed August 16, 2017
File No. 024-10718

Dear Mr. Reynolds:

Thank you for your comments of August 25, 2017 regarding the Offering Statement of Denim.LA, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

General

1. We have referred your filing to the Division of Investment Management. The Division of Investment Management is reviewing your response. We may have further comment.

The Company has decided to no longer require investors to agree to the Investment Management Agreement with SI Securities, LLC. Commission staff have been informed of this development.

Securities Being Offered, page 35

2. We note that the subscription agreement makes investors a party to the Investors’ Rights Agreement, the First Refusal Agreement, and the Voting Agreement. Please revise the Securities Being Offered section to clearly disclose all material terms of these agreements that would be material to investors.

The disclosure has been amended to include all terms of these agreement that would be material to investors.

Investment Management Agreement, page 43

3. We note your response to comment 1 and reissue the comment. Please disclose the material terms of your investment management agreement. For example only, a discussion surrounding the requirements of when a super majority vote is required instead of a majority vote and the applicability of the agreement to transferees appears to be material to investors. Also, clarify what is meant by the ability to exercise and/or waive every right, power and authority with respect to these securities. Clarify whether this could allow the manager to force the sale of these securities. Additionally, we note your statement that there are no additional fees to the investor. Please clarify all fees and other forms of compensation, direct or indirect, payable by the company or investors that are related to this investment management agreement.

As noted above, the Company has determined that investors will not be required to become party to the Investment Management Agreement in this offering. References to the agreement have been removed from the disclosure.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Denim.LA, Inc. filed August 16, 2017. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,
/s/Andrew Stephenson

Andrew Stephenson
KHLK LLP

cc: Mark Lynn

Chief Executive Officer

Denim.LA, Inc.

8899 Beverly Blvd., Suite 600

West Hollywood, CA 90069